Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Period Ended March 31, 2026
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2026

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the period ended March 31,
($ millions, except per share amounts)

		Three Months Ended
	Notes	2026	2025

Revenues	1	12,356	13,299
Expenses	1
Purchased Product, Transportation and Blending		6,628	8,870
Operating		1,475	1,629
(Gain) Loss on Risk Management	19	9	15
Depreciation, Depletion, Amortization and Exploration Expense	9,10,11	1,483	1,319
(Income) Loss From Equity-Accounted Affiliates		(15)	7
General and Administrative		411	197
Finance Costs, Net	5	194	136
Integration, Transaction and Other Costs	4	32	2
Foreign Exchange (Gain) Loss, Net	6	179	—
(Gain) Loss on Divestiture of Assets		(86)	—
Other (Income) Loss, Net		(38)	(6)
Earnings (Loss) Before Income Tax		2,084	1,130
Income Tax Expense (Recovery)	7	514	271
Net Earnings (Loss)		1,570	859

Other Comprehensive Income (Loss), Net of Tax	16
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		4	2
Change in the Fair Value of Equity Instruments at FVOCI (1)	19	1	(2)
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		244	(10)
Total Other Comprehensive Income (Loss), Net of Tax		249	(10)
Comprehensive Income (Loss)		1,819	849

Net Earnings (Loss) Per Common Share ($)	8
Basic		0.84	0.47
Diluted		0.83	0.47

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

		March 31,	December 31,
	Notes	2026	2025

Assets
Current Assets
Cash and Cash Equivalents		2,575	2,740
Accounts Receivable and Accrued Revenues		4,734	3,435
Income Tax Receivable		41	366
Inventories		4,127	3,349
Total Current Assets		11,477	9,890
Restricted Cash		266	256
Exploration and Evaluation Assets, Net	1,9	596	575
Property, Plant and Equipment, Net	1,10	45,097	45,260
Right-of-Use Assets, Net	1,11	2,105	2,153
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		291	295
Other Assets		538	464
Deferred Income Taxes		1,541	1,594
Goodwill	1	2,912	2,912
Total Assets		64,848	63,424

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,691	5,847
Income Tax Payable		265	98
Lease Liabilities	11	374	369
Total Current Liabilities		7,330	6,314
Long-Term Debt	12	10,633	11,032
Lease Liabilities	11	2,745	2,806
Decommissioning Liabilities	13	4,901	4,872
Other Liabilities	14	942	889
Deferred Income Taxes		5,764	5,873
Total Liabilities		32,315	31,786
Shareholders’ Equity		32,517	31,622
Non-Controlling Interest		16	16
Total Liabilities and Equity		64,848	63,424

Commitments and Contingencies	22

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 15)	(Note 15)	(Note 15)	(Note 15)			(Note 16)

As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	859	—	859
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(10)	(10)
Total Comprehensive Income (Loss)	—	—	—	—	—	859	(10)	849
Common Shares Issued Under Stock Option Plans	4	—	—	—	(1)	—	—	3
Purchase of Common Shares Under NCIB (2)	(25)	—	—	—	(37)	—	—	(62)
Purchase of Common Shares Under Employee Benefit Plan	—	(58)	—	—	—	—	—	(58)
Common Shares Issued Under Employee Benefit Plan	—	81	—	—	(6)	—	—	75
Preferred Shares Redeemed	—	—	(140)	—	(60)	—	—	(200)
Warrants Exercised	2	—	—	(1)	—	—	—	1
Stock-Based Compensation Expense	—	—	—	—	3	—	—	3
Base Dividends on Common Shares	—	—	—	—	—	(327)	—	(327)
Dividends on Preferred Shares	—	—	—	—	—	(6)	—	(6)
As at March 31, 2025	15,640	(20)	216	11	843	11,039	2,303	30,032

As at December 31, 2025	18,599	(116)	113	4	298	12,323	401	31,622
Net Earnings (Loss)	—	—	—	—	—	1,570	—	1,570
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	249	249
Total Comprehensive Income (Loss)	—	—	—	—	—	1,570	249	1,819
Common Shares Issued Under Stock Option Plans	54	—	—	—	(10)	—	—	44
Purchase of Common Shares Under NCIB (2)	(114)	—	—	—	—	(242)	—	(356)
Purchase of Common Shares Under Employee Benefit Plan	—	(51)	—	—	—	—	—	(51)
Common Shares Issued Under Employee Benefit Plan	—	80	—	—	—	31	—	111
Preferred Shares Redeemed	—	—	(113)	—	—	(187)	—	(300)
Warrants Exercised	5	—	—	(2)	—	—	—	3
Warrants Expired	—	—	—	(2)	—	2	—	—
Stock-Based Compensation Expense	—	—	—	—	4	—	—	4
Base Dividends on Common Shares	—	—	—	—	—	(377)	—	(377)
Dividends on Preferred Shares	—	—	—	—	—	(2)	—	(2)
As at March 31, 2026	18,544	(87)	—	—	292	13,118	650	32,517

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on purchase of shares.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the period ended March 31,
($ millions)

		Three Months Ended
	Notes	2026	2025

Operating Activities
Net Earnings (Loss)		1,570	859
Depreciation, Depletion and Amortization	10,11	1,471	1,314
Deferred Income Tax Expense (Recovery)	7	(33)	(66)
Unrealized (Gain) Loss on Risk Management	19	(1)	23
Unrealized Foreign Exchange (Gain) Loss	6	180	19
(Gain) Loss on Divestiture of Assets		(86)	—
Unwinding of Discount on Decommissioning Liabilities	13	64	58
(Income) Loss From Equity-Accounted Affiliates		(15)	7
Distributions Received From Equity-Accounted Affiliates		22	25
Stock-Based Compensation, Net of Payments		210	7
Other		(5)	(34)
Settlement of Decommissioning Liabilities	13	(53)	(36)
Net Change in Non-Cash Working Capital	21	(1,143)	(861)
Cash From (Used in) Operating Activities		2,181	1,315

Investing Activities
Acquisitions, Net of Cash Acquired		(10)	(100)
Capital Investment	1	(1,170)	(1,229)
Proceeds From Divestitures		99	—
Net Change in Investments and Other		12	4
Net Change in Non-Cash Working Capital	21	(1)	(23)
Cash From (Used in) Investing Activities		(1,070)	(1,348)

Net Cash Provided (Used) Before Financing Activities		1,111	(33)

Financing Activities	21
Net Issuance (Repayment) of Short-Term Borrowings		—	150
Repayment of Long-Term Debt	12	(500)	(12)
Principal Repayment of Leases	11	(90)	(83)
Net Proceeds (Repayments) on Repurchase Agreements		294	300
Common Shares Issued Under Stock Option Plans		44	3
Purchase of Common Shares Under NCIB	15	(356)	(62)
Purchase of Common Shares Under Employee Benefit Plan	15	(51)	(58)
Redemption of Preferred Shares	15	(300)	(200)
Proceeds From Exercise of Warrants		3	1
Dividends Paid	8	(379)	(333)
Cash From (Used in) Financing Activities		(1,335)	(294)

Effect of Foreign Exchange on Cash and Cash Equivalents		59	2
Increase (Decrease) in Cash and Cash Equivalents		(165)	(325)
Cash and Cash Equivalents, Beginning of Period		2,740	3,093
Cash and Cash Equivalents, End of Period		2,575	2,768

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Limited (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. Cenovus markets its own and third-party refined products.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate-related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
March 31,	2026	2025	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	6,892	5,904	568	443	549	451	8,009	6,798
Intersegment Sales	1,892	1,953	469	501	—	—	2,361	2,454
	8,784	7,857	1,037	944	549	451	10,370	9,252
Royalties	(940)	(861)	(18)	(20)	(25)	(25)	(983)	(906)
Revenues	7,844	6,996	1,019	924	524	426	9,387	8,346
Expenses
Purchased Product	617	632	623	535	4	—	1,244	1,167
Transportation and Blending	3,283	3,151	85	90	7	6	3,375	3,247
Operating	826	677	110	127	111	89	1,047	893
Realized (Gain) Loss on Risk Management	23	(8)	(10)	(1)	—	—	13	(9)
Operating Margin	3,095	2,544	211	173	402	331	3,708	3,048
Unrealized (Gain) Loss on Risk Management	(90)	(7)	4	—	—	—	(86)	(7)
Depreciation, Depletion and Amortization	1,027	834	134	120	129	130	1,290	1,084
Exploration Expense	1	4	—	—	11	1	12	5
(Income) Loss From Equity- Accounted Affiliates	—	—	(1)	—	(15)	(8)	(16)	(8)
Segment Income (Loss)	2,157	1,713	74	53	277	208	2,508	1,974

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended March 31,	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	1,110	985	4,220	6,422	5,330	7,407
Intersegment Sales	297	297	—	1	297	298
	1,407	1,282	4,220	6,423	5,627	7,705
Royalties	—	—	—	—	—	—
Revenues	1,407	1,282	4,220	6,423	5,627	7,705
Expenses
Purchased Product	1,060	1,076	3,318	6,006	4,378	7,082
Transportation and Blending	—	—	—	—	—	—
Operating	146	138	380	716	526	854
Realized (Gain) Loss on Risk Management	—	—	(11)	6	(11)	6
Operating Margin	201	68	533	(305)	734	(237)
Unrealized (Gain) Loss on Risk Management	—	—	30	(8)	30	(8)
Depreciation, Depletion and Amortization	45	47	112	158	157	205
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	156	21	391	(455)	547	(434)

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

	Corporate and Eliminations		Consolidated
For the three months ended March 31,	2026	2025	2026	2025
Gross Sales
External Sales	—	—	13,339	14,205
Intersegment Sales	(2,658)	(2,752)	—	—
	(2,658)	(2,752)	13,339	14,205
Royalties	—	—	(983)	(906)
Revenues	(2,658)	(2,752)	12,356	13,299
Expenses
Purchased Product	(2,129)	(2,370)	3,493	5,879
Transportation and Blending	(240)	(256)	3,135	2,991
Purchased Product, Transportation and Blending	(2,369)	(2,626)	6,628	8,870
Operating	(98)	(118)	1,475	1,629
Realized (Gain) Loss on Risk Management	8	(5)	10	(8)
Unrealized (Gain) Loss on Risk Management	55	38	(1)	23
Depreciation, Depletion and Amortization	24	25	1,471	1,314
Exploration Expense	—	—	12	5
(Income) Loss From Equity-Accounted Affiliates	1	15	(15)	7
Segment Income (Loss)	(279)	(81)	2,776	1,459
General and Administrative	411	197	411	197
Finance Costs, Net	194	136	194	136
Integration, Transaction and Other Costs	32	2	32	2
Foreign Exchange (Gain) Loss, Net	179	—	179	—
(Gain) Loss on Divestiture of Assets	(86)	—	(86)	—
Other (Income) Loss, Net	(38)	(6)	(38)	(6)
	692	329	692	329
Earnings (Loss) Before Income Tax			2,084	1,130
Income Tax Expense (Recovery)			514	271
Net Earnings (Loss)			1,570	859
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
March 31,	2026	2025	2026	2025	2026	2025	2026	2025
Crude Oil	6,604	5,423	109	38	247	146	6,960	5,607
Natural Gas and Other	166	78	398	304	222	228	786	610
NGLs (1)	122	403	61	101	80	77	263	581
External Sales	6,892	5,904	568	443	549	451	8,009	6,798

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended March 31,	2026	2025	2026	2025	2026	2025
Gasoline	55	49	1,970	3,114	2,025	3,163
Distillates (2)	421	356	1,672	2,485	2,093	2,841
Synthetic Crude Oil	425	404	—	—	425	404
Asphalt	45	70	124	194	169	264
Other Products and Services	164	106	454	629	618	735
External Sales	1,110	985	4,220	6,422	5,330	7,407
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
C) Geographical Information

	Revenues (1)
For the three months ended March 31,	2026	2025
Canada	7,601	6,184
United States	4,481	6,833
China	274	282
Consolidated	12,356	13,299
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.

	Non-Current Assets (1)
	March 31,	December 31,
As at	2026	2025
Canada	47,501	47,641
United States	2,506	2,514
China	884	939
Indonesia	198	203
Consolidated	51,089	51,297
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
As at	2026	2025	2026	2025	2026	2025
Oil Sands	594	568	33,994	34,149	1,174	1,204
Conventional	—	—	2,166	2,202	40	44
Offshore	2	7	4,054	4,008	169	180
Canadian Refining	—	—	2,434	2,452	51	50
U.S. Refining	—	—	2,239	2,238	283	287
Corporate and Eliminations	—	—	210	211	388	388
Consolidated	596	575	45,097	45,260	2,105	2,153

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2026	2025	2026	2025
Oil Sands	2,912	2,912	43,603	42,505
Conventional	—	—	2,525	2,579
Offshore	—	—	4,860	4,756
Canadian Refining	—	—	2,925	2,831
U.S. Refining	—	—	5,237	4,698
Corporate and Eliminations	—	—	5,698	6,055
Consolidated	2,912	2,912	64,848	63,424

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
E) Capital Expenditures (1)

For the three months ended March 31,	2026	2025
Capital Investment
Oil Sands	851	763
Conventional	93	122
Offshore
Atlantic	119	227
Asia Pacific	23	14
Total Upstream	1,086	1,126

Canadian Refining	24	22
U.S. Refining	58	77
Total Downstream	82	99

Corporate and Eliminations	2	4
	1,170	1,229
Acquisitions
Oil Sands	3	92
Conventional	1	—
	4	92
Total Capital Expenditures	1,174	1,321
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2025, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective May 5, 2026.

3. UPDATES TO ACCOUNTING POLICIES
A) Adoption of Amendments to Financial Instruments
Effective January 1, 2026, the Company adopted the amendments to IFRS 9, “Financial Instruments” (“IFRS 9”) and IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”). The amendments clarify the derecognition of financial liabilities and the classification of certain financial assets. The adoption of the amendments to IFRS 9 and IFRS 7 did not have a material impact on the Company’s Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
B) Recent Accounting Pronouncements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss), including new defined subtotals, enhanced principles on aggregation and disaggregation, and additional disclosure requirements related to management-defined performance measures (“MPMs”). The objective of the standard is to improve comparability across entities and reporting periods. IFRS 18 will not impact recognition or measurement of income and expenses.
Cenovus has executed a parallel system environment to reflect the new presentation requirements. The changes will primarily reflect a re-mapping of line items on the Consolidated Statements of Comprehensive Income (Loss) to newly defined categories. Items such as foreign exchange gains and losses will require segregation. The primary impact on the Consolidated Statements of Cash Flows will be the movement of certain finance costs from operating activities to financing activities. The Company has also identified metrics anticipated to be defined as MPMs.
The Company will continue to evaluate the impacts until adoption on January 1, 2027. The standard will be applied retrospectively, with certain transition provisions.

4. MEG ENERGY CORP. ACQUISITION
On November 13, 2025, Cenovus completed the acquisition of MEG Energy Corp. (“MEG”) through a plan of arrangement (the “MEG Acquisition”), pursuant to which Cenovus acquired all the issued and outstanding common shares of MEG, other than common shares of MEG already owned by Cenovus, for total purchase consideration of $7.1 billion, consisting of $3.4 billion in cash, 143.9 million Cenovus common shares and $32 million of assumed stock-based compensation. The MEG Acquisition provided Cenovus with additional oil sands assets that are directly adjacent to the Company’s Christina Lake asset and are reported under the Christina Lake results in the Oil Sands segment.
The preliminary purchase price allocation was based on Management’s best estimate of the assets acquired and liabilities assumed. The Company will finalize the value of net assets acquired by November 13, 2026, and adjustments to initial estimates, including goodwill, may be required. No adjustments were made to the preliminary purchase price allocation as at March 31, 2026. For further details, see Note 4 of the annual Consolidated Financial Statements for the year ended December 31, 2025.
For the three months ended March 31, 2026, integration and transaction costs related to the MEG Acquisition of $12 million were recognized in net earnings (loss).

5. FINANCE COSTS, NET

For the three months ended March 31,	2026	2025
Interest Expense – Short-Term Borrowings and Long-Term Debt	123	79
Interest Expense – Lease Liabilities (Note 11)	46	43
Unwinding of Discount on Decommissioning Liabilities (Note 13)	64	58
Other	12	6
Capitalized Interest	(25)	(17)
Finance Costs	220	169
Interest Income	(26)	(33)
	194	136

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the three months ended March 31,		2026	2025
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	Other	100	(5)
Other		80	24
Unrealized Foreign Exchange (Gain) Loss		180	19
Realized Foreign Exchange (Gain) Loss		(1)	(19)
		179	—

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

7. INCOME TAXES

For the three months ended March 31,	2026	2025
Current Tax
Canada	479	279
United States	6	—
Asia Pacific	54	45
Other International	8	13
Total Current Tax Expense (Recovery)	547	337
Deferred Tax Expense (Recovery)	(33)	(66)
	514	271

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the three months ended March 31,	2026	2025
Net Earnings (Loss)	1,570	859
Effect of Cumulative Dividends on Preferred Shares	(2)	(6)
Net Earnings (Loss) – Basic	1,568	853
Effect of Stock-Based Compensation	—	1
Net Earnings (Loss) – Diluted	1,568	854

Basic – Weighted Average Number of Shares (thousands)	1,874,914	1,821,325
Dilutive Effect of Warrants	—	2,505
Dilutive Effect of Stock-Based Compensation	4,139	7,435
Diluted – Weighted Average Number of Shares (thousands)	1,879,053	1,831,265

Net Earnings (Loss) Per Common Share – Basic ($)	0.84	0.47
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.83	0.47
(1)For the three months ended March 31, 2026, 24.8 million (2025 — 13.4 million) common shares related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share, as the effect was anti-dilutive.
B) Common Share Dividends
For the three months ended March 31, 2026, the Company paid dividends of $377 million or $0.200 per common share (2025 – $327 million or $0.180 per common share). The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On May 5, 2026, the Company’s Board of Directors declared a second quarter base dividend of $0.220 per common share, payable on June 30, 2026, to common shareholders of record as at June 15, 2026.
C) Preferred Share Dividends
For the three months ended March 31, 2026, the Company declared and paid preferred share dividends of $2 million (2025 – $6 million).

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2025	575
Acquisitions	3
Additions	23
Write-downs	(5)
Exchange Rate Movements and Other	—
As at March 31, 2026	596

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2025	65,567	275	7,147	1,959	74,948
Acquisitions	1	—	—	—	1
Additions	1,063	—	82	2	1,147
Change in Decommissioning Liabilities	8	—	—	—	8
Divestitures	(5)	—	—	(4)	(9)
Exchange Rate Movements and Other	38	—	76	12	126
As at March 31, 2026	66,672	275	7,305	1,969	76,221

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2025	25,208	143	2,834	1,503	29,688
Depreciation, Depletion and Amortization	1,240	2	131	18	1,391
Divestitures	(4)	—	—	(3)	(7)
Exchange Rate Movements and Other	14	—	39	(1)	52
As at March 31, 2026	26,458	145	3,004	1,517	31,124

CARRYING VALUE
As at December 31, 2025	40,359	132	4,313	456	45,260
As at March 31, 2026	40,214	130	4,301	452	45,097
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

11. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2025	611	2,635	148	122	3,516
Additions	—	12	—	2	14
Modifications	1	5	—	—	6
Exchange Rate Movements and Other	(2)	23	4	—	25
As at March 31, 2026	610	2,675	152	124	3,561

ACCUMULATED DEPRECIATION
As at December 31, 2025	223	977	92	71	1,363
Depreciation	9	63	2	6	80
Exchange Rate Movements and Other	1	7	2	3	13
As at March 31, 2026	233	1,047	96	80	1,456

CARRYING VALUE
As at December 31, 2025	388	1,658	56	51	2,153
As at March 31, 2026	377	1,628	56	44	2,105
(1)Includes a pipeline, storage tanks, terminals, railcars, vessels, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
B) Lease Liabilities

Total
As at December 31, 2025	3,175
Additions	13
Interest Expense (Note 5)	46
Lease Payments	(136)
Modifications	6
Exchange Rate Movements and Other	15
As at March 31, 2026	3,119
Less: Current Portion	374
Long-Term Portion	2,745

12. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings
As at March 31, 2026, the Company had uncommitted demand facilities of $1.5 billion (December 31, 2025 – $1.5 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at March 31, 2026, there were outstanding letters of credit aggregating to $372 million (December 31, 2025 – $341 million) and no direct borrowings (December 31, 2025 – $nil).
B) Long-Term Debt

	March 31,	December 31,
As at	2026	2025
Committed Credit Facility	—	—
Term Loan Facility	2,200	2,700
U.S. Dollar Denominated Senior Unsecured Notes (1)	5,988	5,887
Canadian Dollar Senior Unsecured Notes	2,450	2,450
Total Debt Principal	10,638	11,037
Debt Premiums (Discounts), Net, and Transaction Costs	(5)	(5)
Long-Term Debt	10,633	11,032
Less: Current Portion	—	—
Long-Term Portion	10,633	11,032
(1)Total U.S. dollar denominated unsecured notes as at March 31, 2026, was US$4.3 billion (December 31, 2025 — US$4.3 billion).
As at March 31, 2026, the Company had in place a committed credit facility that consists of a $3.3 billion tranche maturing on September 19, 2029, and a $2.2 billion tranche maturing on September 19, 2028. As at March 31, 2026, no amount was drawn on the credit facility (December 31, 2025 – $nil).
As at March 31, 2026, the Company had in place a $2.2 billion term loan facility maturing on February 28, 2029. In the three months ended March 31, 2026, the Company repaid $500 million under the term loan facility. Subsequent to March 31, 2026, the Company repaid an additional $700 million under the term loan facility.
The committed credit facility and term loan facility may include Canadian Overnight Repo Rate Average loans, Secured Overnight Financing Rate loans, prime rate loans and U.S. Base Rate loans.
As at March 31, 2026, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility and term loan facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is below this limit.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.
Net Debt to Adjusted EBITDA

	March 31,	December 31,
As at	2026	2025
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	10,633	11,032
Total Debt	10,633	11,032
Less: Cash and Cash Equivalents	(2,575)	(2,740)
Net Debt	8,058	8,292

Net Earnings (Loss)	4,641	3,930
Add (Deduct):
Finance Costs, Net	627	569
Income Tax Expense (Recovery)	790	547
Depreciation, Depletion and Amortization	5,349	5,192
Exploration and Evaluation Asset Write-downs	30	25
(Income) Loss From Equity-Accounted Affiliates	(75)	(53)
Unrealized (Gain) Loss on Risk Management	(39)	(15)
Foreign Exchange (Gain) Loss, Net	(182)	(361)
(Gain) Loss on Divestiture of Assets	(173)	(87)
Other (Income) Loss, Net	(147)	(115)
Adjusted EBITDA (1)	10,821	9,632

Net Debt to Adjusted EBITDA (times)	0.7	0.9
(1)Calculated on a trailing twelve-month basis.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
Net Debt to Adjusted Funds Flow

	March 31,	December 31,
As at	2026	2025
Net Debt	8,058	8,292

Cash From (Used in) Operating Activities	9,094	8,228
(Add) Deduct:
Settlement of Decommissioning Liabilities	(297)	(280)
Net Change in Non-Cash Working Capital	(645)	(363)
Adjusted Funds Flow (1)	10,036	8,871

Net Debt to Adjusted Funds Flow (times)	0.8	0.9
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	March 31,	December 31,
As at	2026	2025
Net Debt	8,058	8,292
Shareholders’ Equity	32,517	31,622
Capitalization	40,575	39,914

Net Debt to Capitalization (percent)	20	21

13. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2025	4,872
Liabilities Incurred	8
Liabilities Settled	(53)
Unwinding of Discount on Decommissioning Liabilities (Note 5)	64
Exchange Rate Movements	10
As at March 31, 2026	4,901
As at March 31, 2026, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2025 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2025 – two percent).

14. OTHER LIABILITIES

	March 31,	December 31,
As at	2026	2025
Renewable Volume Obligation, Net (1)	282	235
Pension and Other Post-Employment Benefit Plan	259	260
Employee Long-Term Incentives	155	169
Provisions for Onerous and Unfavourable Contracts	76	83
Other	170	142
	942	889
(1)The gross amounts of the renewable volume obligation and renewable identification numbers (“RINs”) asset were $1.1 billion and $837 million, respectively (December 31, 2025 – $853 million and $618 million, respectively).

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

15. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	March 31, 2026		December 31, 2025
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,883,400	18,599	1,825,038	15,659
Issued Under the MEG Acquisition, Net of Issuance Costs (Note 4)	—	—	143,935	3,667
Issued Upon Exercise of Warrants	536	5	2,471	24
Issued Under Stock Option Plans	2,599	54	1,394	20
Purchase of Common Shares Under NCIB	(11,534)	(114)	(89,438)	(771)
Outstanding, End of Period	1,875,001	18,544	1,883,400	18,599
As at March 31, 2026, there were 22.2 million common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2025, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 120.3 million common shares during the period from November 11, 2025, to November 10, 2026.
For the three months ended March 31, 2026, the Company purchased and cancelled 11.5 million common shares through the NCIB. The common shares were purchased at a volume weighted average price of $30.35 per common share for a total of $350 million. Retained earnings was reduced by $242 million, of which $236 million represents the excess of the purchase price of the common shares over their average carrying value and $6 million relates to share buyback tax.
From April 1, 2026, to May 1, 2026, the Company purchased an additional 7.3 million common shares for $264 million. As at May 1, 2026, the Company can further purchase up to 94.1 million common shares under the NCIB.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	March 31, 2026		December 31, 2025
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	5,258	116	2,000	43
Purchased Under Employee Benefit Plan	1,800	51	7,100	155
Distributed Under Employee Benefit Plan	(3,559)	(80)	(3,842)	(82)
Outstanding, End of Period	3,499	87	5,258	116

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
E) Issued and Outstanding – Preferred Shares

	March 31, 2026		December 31, 2025
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	12,000	113	26,000	356
Preferred Shares Redeemed	(12,000)	(113)	(14,000)	(243)
Outstanding, End of Period	—	—	12,000	113
On March 31, 2026, Cenovus exercised its right to redeem all 10.7 million of the Company’s series 1 preferred shares, and all 1.3 million of the Company’s series 2 preferred shares. The preferred shares were redeemed at a price of $25.00 per share, for a total of $300 million. Retained earnings was reduced by $187 million, representing the excess of the purchase price of the preferred shares over their carrying value.
F) Issued and Outstanding – Warrants

	March 31, 2026		December 31, 2025
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	1,172	4	3,643	12
Exercised	(536)	(2)	(2,471)	(8)
Expired	(636)	(2)	—	—
Outstanding, End of Period	—	—	1,172	4
The exercise price of the warrants was $6.54 per share. The warrants expired on January 1, 2026.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	3	(2)	(10)	(9)
Income Tax (Expense) Recovery	(1)	—	—	(1)
As at March 31, 2025	71	154	2,078	2,303

As at December 31, 2025	86	131	184	401
Other Comprehensive Income (Loss), Before Tax	5	1	244	250
Income Tax (Expense) Recovery	(1)	—	—	(1)
As at March 31, 2026	90	132	428	650

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

17. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at March 31, 2026	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	10,948	4,414
Performance Share Units	7,810	—
Restricted Share Units	11,256	—
Deferred Share Units	2,080	2,080
The weighted average exercise price of NSRs outstanding as at March 31, 2026, was $22.73.

	Units Granted	Units Vested and Exercised/ Paid Out
For the three months ended March 31, 2026	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,685	2,599
Performance Share Units	2,368	1,982
Restricted Share Units	2,561	3,035
Deferred Share Units	356	122

	Weighted Average Exercise Price	Units Exercised
For the three months ended March 31, 2026	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	17.51	2,344
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	11.53	255
(1)NSRs were net settled for 255 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the three months ended March 31,	2026	2025
Stock Options With Associated Net Settlement Rights	4	3
Cenovus Replacement Stock Options	—	(2)
Performance Share Units	98	10
Restricted Share Units	113	14
Deferred Share Units	37	1
Stock-Based Compensation Expense (Recovery)	252	26
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

18. RELATED PARTY TRANSACTIONS
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services. Access fees and transportation and storage services are based on contractually agreed rates with HMLP.
The following table summarizes revenues and associated expenses related to HMLP:

For the three months ended March 31,	2026	2025
Revenues from Construction and Management Services	33	29
Transportation Expenses	65	68

19. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, lease liabilities, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at March 31, 2026, the carrying value of Cenovus’s long-term debt was $10.6 billion and the fair value was $10.2 billion (December 31, 2025, carrying value – $11.0 billion; fair value – $10.6 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).

The following table provides a reconciliation of changes in the fair value of private equity investments held and classified as FVOCI during the period:

Total
As at December 31, 2025	193
Acquisitions	1
Changes in Fair Value	1
As at March 31, 2026	195
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), and other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	March 31, 2026			December 31, 2025
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas and Refined Products	437	385	52	27	30	(3)
Power Contracts	3	—	3	2	—	2
Renewable Power Contracts	—	41	(41)	17	6	11
Foreign Exchange Rate Contracts	—	2	(2)	—	—	—
	440	428	12	46	36	10
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	March 31,	December 31,
As at	2026	2025
Level 2 – Prices Sourced From Observable Data or Market Corroboration	53	(1)
Level 3 – Prices Sourced From Partially Unobservable Data	(41)	11
	12	10
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2025	10
Change in Fair Value of Contracts in Place, Beginning of Year	(21)
Change in Fair Value of Contracts Entered Into During the Period	13
Fair Value of Contracts Realized During the Period	10
As at March 31, 2026	12
C) Earnings Impact of (Gains) Losses From Risk Management Positions

For the three months ended March 31,	2026	2025
Realized (Gain) Loss	10	(8)
Unrealized (Gain) Loss	(1)	23
(Gain) Loss on Risk Management	9	15
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

20. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at March 31, 2026, the fair value of risk management positions was a net asset of $12 million. As at March 31, 2026, there were foreign exchange contracts with a notional value of US$235 million and no interest rate contracts outstanding. As at December 31, 2025, there were no foreign exchange contracts or interest rate contracts outstanding.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
Net Fair Value of Risk Management Positions

As at March 31, 2026	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	9.7 MMbbls	April 2026 - June 2027	US$63.57/bbl	(351)
WTI Fixed – Buy	0.8 MMbbls	April 2026 - December 2027	US$73.96/bbl	3
Power Contracts				3
Renewable Power Contracts				(41)
Other Financial Positions (4)				400
Foreign Exchange Rate Contracts				(2)
Total Fair Value				12
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    WTI futures contracts are used to help manage price exposure to condensate used for blending. Includes individual WTI contracts with varying terms, the longest of which is 21 months.
(4)    Includes risk management positions related to Western Canadian Select at Hardisty (“WCS”), heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu and heating oil fixed price contracts, natural gas basis and fixed price contracts, and reformulated blendstock for oxygenate blending gasoline contracts.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at March 31, 2026	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$30.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	5	(5)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	(5)	5
Refined Products Commodity Price	± US$30.00/bbl Applied to Heating Oil and Gasoline Hedges	(17)	17
Natural Gas Commodity Price	± US$0.50/Mcf (2) Applied to Natural Gas Hedges	—	—
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	(3)	3
Power Commodity Price	± C$10.00/MWh (3) Applied to Power Hedges	38	(38)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	21	(24)
(1)Excluding WCS at Hardisty.
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at March 31, 2026, approximately 82 percent (December 31, 2025 – 81 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.3 percent as at March 31, 2026 (December 31, 2025 – 0.3 percent).

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 12, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at March 31, 2026	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,691	—	—	—	6,691
Long-Term Debt (1)	475	4,349	1,627	9,072	15,523
Lease Liabilities (1)	521	906	671	2,653	4,751
(1)Principal and interest, including current portion, if applicable.

21. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	March 31,	December 31,
As at	2026	2025
Total Current Assets	11,477	9,890
Total Current Liabilities	7,330	6,314
Working Capital	4,147	3,576
B) Changes in Non-Cash Working Capital

For the three months ended March 31,	2026	2025
Accounts Receivable and Accrued Revenues	(1,188)	(95)
Income Tax Receivable	323	(78)
Inventories	(754)	160
Accounts Payable and Accrued Liabilities	308	(541)
Income Tax Payable	167	(330)
Total Change in Non-Cash Working Capital	(1,144)	(884)

Net Change in Non-Cash Working Capital – Operating Activities	(1,143)	(861)
Net Change in Non-Cash Working Capital – Investing Activities	(1)	(23)
Total Change in Non-Cash Working Capital	(1,144)	(884)

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	12	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	150	—	—
Proceeds on Repurchase Agreements	—	300	—	—	—
Repayment of Long-Term Debt	—	—	—	(12)	—
Principal Repayment of Leases	—	—	—	—	(83)
Dividends Paid	(333)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(5)	—
Lease Additions	—	—	—	—	22
Base Dividends Declared on Common Shares	327	—	—	—	—
Dividends Declared on Preferred Shares	6	—	—	—	—
Exchange Rate Movements and Other	—	—	—	(5)	59
As at March 31, 2025	—	300	323	7,524	2,925

As at December 31, 2025	—	401	—	11,032	3,175
Changes From Financing Cash Flows:
Repayment of Long-Term Debt	—	—	—	(500)	—
Principal Repayment of Leases	—	—	—	—	(90)
Proceeds on Repurchase Agreements (1)	—	723	—	—	—
Repayment of Repurchase Agreements (1)	—	(429)	—	—	—
Dividends Paid	(379)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	2	—
Lease Additions	—	—	—	—	13
Lease Modifications	—	—	—	—	6
Base Dividends Declared on Common Shares	377	—	—	—	—
Dividends Declared on Preferred Shares	2	—	—	—	—
Exchange Rate Movements and Other	—	17	—	99	15
As at March 31, 2026	—	712	—	10,633	3,119
(1)Includes proceeds and repayments of $464 million and $269 million, respectively, that primarily relate to RINs.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2026

22. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at March 31, 2026	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	1,976	2,658	2,835	2,853	2,578	23,783	36,683
Real Estate	48	64	66	70	70	474	792
Obligation to Fund HCML	76	95	55	43	42	59	370
Other Long-Term Commitments	472	188	153	123	118	489	1,543
Total Commitments	2,572	3,005	3,109	3,089	2,808	24,805	39,388
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $7.8 billion. Terms are up to 15 years on commencement.
(2)As at March 31, 2026, includes $1.8 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $372 million (December 31, 2025 – $341 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q1 2026 Interim Consolidated Financial Statements	26